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       Spectrum Signal Processing Awarded Satellite Base Station Contract
                            By Hughes Network Systems

                       Spectrum's flexComm(TM) technology
       chosen as corporate standard for Enterprise and Consumer Divisions

Burnaby, B.C., Canada -November 27, 2000 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), a leader in signal processing systems, today announced that it has been selected by Hughes Network Systems (HNS), a global leader in wireless broadband solutions for business and consumer markets, to supply the signal processing technology in HNS' next generation of satellite base stations for both its Enterprise and Consumer divisions.

HNS, with revenues exceeding US$ 1.3 billion in 1999, is the leading supplier of satellite-based private business networks with a market share of over 50 percent. It is also a leading producer of set-top receivers for DIRECTV(R) direct-to-home satellite television and provides the DirecPC(R) satellite-based high-speed Internet access service. HNS will integrate Spectrum's flexComm CompactPCI signal processing engine and Motorola Computer Group's high-availability, CompactPCI-based CPX8216 series system into satellite base stations that will provide high bandwidth, bi-directional (send and receive) satellite transmission service for enterprise and consumer customers.

Specific terms of the agreement were not disclosed. However, the rapid, global expansion of HNS' enterprise and consumer services suggests that this opportunity could generate substantial revenue opportunities for Spectrum going forward. The number of flexComm signal processing engines required for each base station will vary from under 20 to 100 or more based on the population density that each base station serves. Volume shipments to HNS are expected to begin in the second quarter of 2001.

"This agreement with the world leader in satellite broadband services is a very important validation of Spectrum's ability to compete and win in the commercial wireless infrastructure market and represents the accomplishment of another corporate milestone," said Pascal Spothelfer, president and CEO. "With flexComm chosen as the corporate standard at HNS, this will allow us to participate in the expected growth of satellite-based broadband access through the DirecWay(TM), Mobile Satellite Systems, and DirecPC programs," he added.

"Our next generation of satellite base stations will require increased processing power in order to create higher bandwidth efficiency. We chose Spectrum's flexComm technology as the corporate standard for our Enterprise and Consumer divisions because of its industry leading signal processing performance, flexibility, and high standard of quality," said Mathew Mohebbi, assistant vice president and general manager of Mobile Satellite Systems at HNS. "Spectrum was able to provide us with the enabling technology for the growing market for satellite-based broadband access in a very short time frame. This

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will reduce our time-to-market, which is critical as we aggressively expand our global network of satellite ground stations," he added.

The demand for faster, uninterrupted, anytime, anywhere wireless access to the Internet has created the need for broadband solutions for both business and consumers. HNS provides satellite-based high-speed broadband services and convergence products that are competitive with other broadband services such as DSL and cable modems.

Satellite-based broadband access overcomes connectivity and access barriers in many parts of the world where there is little or no communications infrastructure. In addition, HNS' intention to add bi-directional satellite transmission to its high-speed satellite Internet service, DirecPC, later this year will give consumers the choice to completely bypass the dial-up telephone network and land-based choke points on the Internet.

Motorola's CPX8216 family of CompactPCI systems are designed to help Spectrum and other equipment providers build carrier-grade networking, wireless and Internet applications that need to meet 99.999% (5NINES) availability--the equivalent of five minutes or less of downtime per year, both planned and unplanned. The systems have built-in redundancy for active system components--including system-slot CPU boards. This enables active modules to be exchanged for repair or upgrade while the system continues to operate.

About Hughes Network Systems
Hughes Network Systems (HNS) is a leading provider of satellite-based broadband services and applications worldwide. The company's high-speed data services and convergence products include the award-winning DirecPC consumer satellite Internet service and the DirecDuo(TM) antenna system capable of receiving both DirecPC and DIRECTV satellite television service. HNS provides communications solutions to enterprises and governments in over 85 countries that support a growing suite of broadband applications. Headquartered in Germantown, Maryland, near Washington, DC, the company has sales and support offices around the globe. HNS is a unit of Hughes Electronics Corporation, the world's leading provider of digital television entertainment, satellite services and satellite-based private business networks. The earnings of Hughes Electronics, a unit of General Motors Corporation, are used to calculate the earnings per share attributable to the General Motors Class H common stock (NYSE:GMH). For additional information, visit the HNS web site at www.hns.com.

DirecPC is a registered trademark and DirecDuo and DirecWay are trademarks of Hughes Electronics Corporation. DIRECTV is a registered trademark of DIRECTV Corporation.

About Spectrum Signal Processing
Spectrum Signal Processing is a leader in signal processing systems, designing sophisticated hardware and software solutions for customers in the communications infrastructure and sensor systems markets. Spectrum's website is http://www.spectrumsignal.com and the head office is located at One Spectrum Court, #200 - 2700 Production Way, Burnaby, B.C., Canada. Ph (604) 421-5422; fax
(604) 421-1764. Spectrum's Wireless Systems group is focused on supplying solutions for air-to-infrastructure wireless applications such as cellular base stations, satellite base stations, wireless receivers, cellular fraud prevention and spectrum monitoring. Spectrum's extensive flexComm Wireless Communications product line consists of high channel density narrowband and wideband solutions, as well as baseband processing engines, on a variety of platforms including CompactPCI, PCI, VME and VXI.

flexComm is a trademark of Spectrum Signal Processing Inc.

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This news release contains forward-looking statements related to Spectrum's contract with Hughes Network Systems. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of HNS's new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future.

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Spectrum Contact:                             Hughes Network Systems Contact:
Karen Elliott                                 Judy Blake
Investor Relations                            Phone:  301-601-7330
Phone:  604-421-5422 ext 264                  Email: jblake@hns.com
Email: karen_elliott@spectrumsignal.com